[Wells Fargo Advantage Funds Letterhead]

Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

June 5, 2009

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Wells Fargo Master Trust— Series of Wells Fargo Master Trust with the Fiscal Year Ending February 29 and September 30—Responses to SEC Staff Comments on Financial Statements for the Period Ending February 29, 2008 and September 30, 2008

Dear Ms. Stout:

Thank you for your verbal comments of Tuesday, April 14, 2009 and of May 7, 2009 to the financial statements for the Well Fargo Advantage Diversified Fixed Income Portfolio, Diversified Stock Portfolio and Short Term Investment Portfolio (the “February Portfolios”), and the financial statements for the Wells Fargo Advantage C&B Large Cap Value Portfolio, Disciplined Growth Portfolio, Emerging Growth Portfolio, Equity Income Portfolio, Equity Value Portfolio, Index Portfolio, International Core Portfolio, International Growth Portfolio, International Index Portfolio, International Value Portfolio, Large Cap Appreciation Portfolio, Large Company Growth Portfolio, Small Cap Index Portfolio, Small Company Growth Portfolio, Small Company Value Portfolio and Strategic Small Cap Value Portfolio (the “September Portfolios” and the February Portfolios and the September Portfolios are referred to as the Portfolios), each a series of the Wells Fargo Master Trust. Our understanding is that your review covered the financial statements of the February Portfolios filed on Form N-CSR for the 12-month period ending February 29, 2008 and on Form N-Q for quarterly periods during the 12 months then ended, and the financial statements of the September Portfolios for the filed on Form N-CSR for the 12-month period ending September 30, 2008 and on Form N-Q for quarterly periods during the 12 months then ended. This correspondence provides responses to your comments regarding those filings from Wells Fargo Funds Management, LLC (“Funds Management”) as investment adviser to the February Portfolios and the September Portfolios. For your convenience, your comments are summarized in boldface type below immediately followed by Funds Management’s responses on behalf of the Portfolios.

1.	Form N-Q – Portfolio of Investments—February Portfolios and September Portfolios

Comment:In a certain instances, a footnote to the Schedule of Investments in quarterly reports on Form N-Q appears stating: “Cost for federal income tax purposes is substantially the same as for financial reporting purposes.” Per the requirements of Rule 12-12 of Regulation S-X, please detail the gross unrealized appreciation and gross unrealized depreciation similar to the way it is broken down in annual reports.

Response: The Portfolios will comply with the requirement to detail the gross unrealized appreciation and gross unrealized depreciation in quarterly reports on Form N-Q as required by Rule 12-12 of Regulation S-X.

2.	Form N-CSR – Portfolio of Investments – Money Market Fund 7-day Yields

Comment: Please consider stating the 7-day Yields as of the year end for any money market funds in which the February Portfolios are invested at period end, as shown on the portfolio of investments.

Response: The Portfolios will consider in future reports whether or not to state the 7-day yields as of the year end for money market funds in which the Portfolios are invested at period end.

3.	Form N-CSR – Portfolio of Investments – Demand Registration Rights for Rights

Comment: Please provide a description of any demand registration rights that the February Portfolios may have with respect to Rights shown in the Portfolio of Investments. See, for example, the Rights held by the Diversified Stock Portfolio in the Portfolio of Investments on page 171.

Response: The Portfolios will provide the requested information to the extent known to them.

4.	Form N-CSR – Portfolio of Investments – Known Dividend Rates on Preferred Stock as of Period End

Comment:To the extent known to the February Portfolios or its investment advisers, please disclose the dividend rates on shares of preferred stock held by the February Portfolios shown in the Portfolio of Investments as of period end. See, for example, the Preferred Stocks held by the Diversified Stock Portfolio in the Portfolio of Investments on page 172.

Response: The Portfolios will provide the requested information to the extent known to them.

5.	Form N-CSR –Portfolio of Investments – Securities Segregated as Collateral for Futures Contracts

Comment:In the Portfolio of Investments, please footnote where applicable any securities that are segregated or deposited as collateral for futures contracts held by the February Portfolios. To the extent that cash segregated or deposited as collateral for futures contracts is shown on the Statements of Assets and Liabilities, no notation in the Portfolio of Investments is required.

Response: For each Portfolio, the liquid securities segregated as collateral for futures contracts are not earmarked to any specific securities held by the Portfolio but by reference to the entirety of all securities held by Portfolio that are not otherwise encumbered. This process is designed to test if the Portfolio has available liquid securities covering the total potential leverage arising from its futures contracts. In light of the foregoing, registrant respectfully takes the view that a footnote of all securities in the Portfolio as segregated collateral for futures contracts would be potentially confusing and would not necessarily provide meaningful information to Portfolio interestholders. If in the future, specific liquid securities, however, are segregated as collateral for futures contracts, registrant will provide the requested footnote where applicable.

6.	Form N-CSR – Notes to Financial Statements – Security Loans and Structured Investment Vehicles

Comment:We note that in Note 2 – Significant Accounting Policies under the heading “Security loans,” it is disclosed that cash collateral received by the February Portfolios pursuant to security loans is “invested on behalf of the Fund by the securities lending agent in high-quality short-term debt investments (including money market instruments)...”. In the same note under the heading “Structured investment vehicles” or “SIVs” it is disclosed that the February Portfolios may hold a certain percentage of assets in SIVs that were in default at period end. The Portfolio of Investments identifies certain securities of SIVs that are defaulted and serve as collateral for securities lending activities. Please consider expanding the disclosure in the Notes which reflect that cash collateral is invested by the securities lending agent in high-quality short-term debt investments in light of certain investments of cash collateral for security loans in defaulted SIVs.

Response: In response to the Staff’s comment, registrant proposes going forward to revise the relevant sentence in Note 2 under the heading “Security loans” as follows (new language shown in bold and brackets):

Cash collateral received by a Fund pursuant to these loans generally is invested on behalf of the Fund by the securities lending agent in [securities that, at the time of investment, are considered] high-quality short-term debt investments (including money market instruments) ~~that~~ [and] have been evaluated and approved by the Fund’s adviser and are permissible investments for the Fund.

7.	Form N-CSR –Notes to Financial Statements – Waived Fees and Reimbursed Expenses

Comment:In Note 2 – Expenses under the heading “Waived Fees and Reimbursed Expenses,” please state if the fee waivers and reimbursements are voluntary or contractual commitments and the timing and terms of any applicable recapture provisions for the waivers and reimbursements. Where a contractual fee waiver commitment is in place, please also state the expiration date of the effective contractual fee waiver commitment period.

Response: In response to the Staff’s comment, registrant proposes going forward to revise the relevant sentence in Note 2 under the heading “Waived Fees and Reimbursed Expenses” as follows (new language shown in bold and brackets):

All amounts shown as waived fees or reimbursed expenses on the Statements of Operations, for the twelve-month period ended _______ XX, 20XX, were waived by Funds Management, first from advisory fees, and then any remaining amount from custody fees. [Funds Management has contractually committed through [_______], [___] to waive fees and/or reimburse expenses to the extent necessary to maintain certain net operating expense ratios, including the underlying fees and expenses of the Funds, for certain series of Wells Fargo Funds Trust that invest substantially all or a portion of their assets in the Funds.]

8.	Form N-CSR – Portfolio of Investments – Collateral for Repurchase Agreements

Comment:In the Portfolio of Investments for C&B Large Cap Value Portfolio, and for other Portfolios where applicable, collateral for repurchase agreements must disclose the date of the agreement, a description of the securities and value held as collateral as required by Rule 12-12-2 of Regulation S-X. This information should be in the line item of the security, and not contained in a footnote to the Portfolio of Investments.

Response: In cases where a Portfolio directly purchases or enters into repurchase agreements, the Portfolio provides information responding to all required factors of Rule 12-12-2 of Regulation S-X. The repurchase agreements appearing in the Portfolio of Investments for C&B Large Cap Value Portfolio, however, were not directly acquired but were instead acquired by the Portfolio’s securities lending agent, Wells Fargo Bank, N.A., as an investment of cash collateral for the Portfolio’s securities loaned. Although these repurchase agreements purchased by the Portfolio’s securities lending agent are 102% collateralized, they are collateralized by small percentages of what typically amounts to hundreds of securities held by various customers of the securities lending agent. The Portfolio respectfully takes the view that this method of collateralization makes it impracticable and potentially confusing to list all of the securities involved in the collateralization of these repurchase agreements. In light of the foregoing, the Portfolio respectfully intends to continue to disclose in future interestholder reports the collateralization of repurchase agreements acquired by the Portfolio’s securities lending agent as an investment of cash collateral for the Portfolio’s securities loaned in the manner previously reported in the Portfolio of Investments for the C&B Large Cap Value Portfolio, by indicating that any such repurchase agreement is 102% collateralized and not list all of the securities serving as collateral and their values.

9.	Form N-CSR – Portfolio of Investments – Collateral for Securities Loaned

Comment:We note that certain securities acquired with the investment of cash collateral from securities loaned are in default, such as Victoria Finance and White Pine, suggesting a lower value for such securities, and per the notes to the financial statements it is the policy of the Funds that collateral supporting loans of domestic and foreign equity securities and corporate bonds is remarked to at least 102% of the value of the securities loaned. Please confirm that at fiscal year end for the September Portfolios that the value of the collateral supporting loans of securities was at least 102%.

Response: The policy of the Portfolios specifying the required ratio (expressed as a percentage of 102%) of collateral to the value of the securities loaned is determined by reference to the value of the collateral itself (which almost always consists of cash) and not by reference to the investments made by the Portfolios with the cash collateral received. Note 2 to the financial statements discloses this distinction as follows: “The collateral supporting loans of domestic and foreign equity securities and corporate bonds is remarked to at least 102% of the marked value of the securities loaned (including any accrued interest) on a daily basis, without taking into account any increase or decrease in the value of instruments in which cash collateral is invested” (emphasis added). Therefore, the decline in value of certain defaulted securities that were acquired with cash collateral from securities loaned does not itself imply any failure by the Portfolios to remark the collateral to 102% of the value of securities loaned. The securities lending agent has an obligation to ensure that the requirement to daily remark collateral to the appropriate level in relation to the value of the security on loan is met.

10.	Form N-CSR – Statement of Assets and Liabilities – Payable to Securities Lending Agent

Comment:The Statement of Assets and Liabilities for the C&B Large Cap Value Portfolio, Disciplined Growth Portfolio and possibly other September Portfolios contains a line item “Payable to securities lending agent.” Please explain what this line item represents, in light of the fact that the revenue that would be earned by the securities lending agent was waived in its entirety for the period.

Response: These payable balances represent amounts owed to the securities lending agent resulting from unrealized and realized losses on certain structured investment vehicle (“SIV”) portfolio holdings that went into default. Essentially, the funds at period end owed, and as of the date of this letter still owe, the securities lending agent for the full amount of the original security loan, the cash collateral for which was invested in these SIVs. Subsequent to the dates of their defaults, the SIVs declined in value and the securities lending agent eventually paid off the associated security loans at the full amounts. This resulted in the mutual funds owing the securities lending agent for the difference between the value of the original security loan and the reduced value of the SIVs, and these amounts are what is reflected in the liability balances.

11.	Form N-CSR – Statement of Assets and Liabilities – Forward Contracts

Comment:The Statement of Assets and Liabilities for the International Value Portfolio and International Growth Portfolio each contain amounts for “Unrealized depreciation on forward foreign currency contracts” but in the notes to the financial statements, there does not appear to be any disclosure of outstanding forward foreign currency contracts. Please explain why the notes to the financial statements for the International Value Portfolio and International Growth Portfolio would not disclose outstanding forward foreign currency contracts.

Response: The amounts of “Unrealized depreciation on forward foreign currency contracts” for the two Portfolios in question represent Portfolio positions in spot contracts, rather than futures contracts. The Portfolios understand that disclosure of spot contracts in the notes to the financial statements, unlike futures contracts, are not required. Accordingly, such disclosure has not been furnished.

12.	Form N-CSR and Form N-Q – Code of Ethics and Certifications Filings as Exhibits

Comment:In the future, regarding Item 2, and Item 12, Exhibits, of Form N-CSR, the Code of Ethics and Sarbanes Certifications should be filed through proper EDGAR codes as exhibits attached to the filing, not as part of the body of the filing. In future filings on Form N-Q, Sarbanes Certifications should be filed through proper EDGAR codes as exhibits attached to the filing. There is no need to refile prior filings to address this issue.

Response: Registrant will file the identified items as exhibits in future filings.

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at

415-396-8489.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By: /s/ Alexander Kymn

Alexander Kymn

Senior Counsel

cc:	Debra Ann Early
C. David Messman, Esq.